EX‑35.4

(logo) BERKADIA

Annual Statement as to Compliance

For the Year Ended December 31, 2014 (the “Reporting Period”)

Deutsche Mortgage & Asset receiving Corporation

Series 2014-UBS6

Pursuant  to  Section  3.06  (f)  of  the  Amended  and  Restated  Subservicing  Agreement governing the referenced transaction (the “Servicing Agreem ent”), I hereby attest that

i .          A review of the activities and performance of Berkadia as Subservicer during the Reporting Period has been made under my supervision.

ii .     To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Pooling and Servicing Agreement has occurred and is continuing.

Berkadia ,

      /s/ Mark E. McCool

Mark E. McCool

President

February 10, 2015